Filed by ProxyMed, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: PlanVista Corporation
Commission File No: 001-13772

This filing relates to a planned merger (the “Merger”) between ProxyMed, Inc. and PlanVista Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of December 5, 2003 (the “Merger Agreement”). Beginning on December 9, 2003, ProxyMed distributed certain materials to investors and other interested persons in connection with the proposed Merger. The text of such materials follow.

December 2003 Beyond EDI: ProxyMed / PlanVista Merger Review

This presentation contains forward-looking statements that are intended to fall within the safe harbor provisions under the Private Securities Litigation Reform Act. Several factors could cause actual events to differ materially from the forward-looking statements, including those factors listed in the "Factors That May Affect Future Results or Operations, Financial Condition or Business" section of the Company's Annual Report on Form 10-K, filed with the SEC for the period ending Dec 31, 2002, in the "Risk Factors" section of the Registration Statement on Form S-4 filed with respect to the proposed merger, and factors identified in other reports or statements filed with the SEC. Forward-Looking Statement

Background Public since 1993 (NASDAQ: PILL) Payer transaction business that processes pre-adjudicated claims Direct connectivity to over 450 payers Provider and payer market focus Business Model - transaction based Public since 1995 (NasdaqBB: PVST) Payer - PPO transaction business that processes post adjudicated claims Connectivity to over 750 payers and PPO's Payer and PPO market focus Business Model - Percentage of Savings (POS) and transaction based

Historical Financial Performance 2000 2001 2002 LTM Revenues 33.4 43.2 50.2 66 EBITDA -3.7 2.5 4 3 2000 2001 2002 LTM Revenues 26.964 32.918 33.141 32.3 EBITDA 10 9 10 10.6

Business Overview Product and Service Offerings Transaction Services Payer Services Prescription Services Laboratory Services Lab Communications Solutions Connectivity Access 140,000 physicians 450 direct payer connections 30,000 pharmacies 550 laboratories Product and Service Offerings Transaction Services Payer claim repricing Other Payer Services Outsourced network management Claim negotiation Case management/ predictive modeling Connectivity Access 400,000 provider locations 750 Payer clients 55,000 ancillary care providers 4,000 acute care facilities

Senior Management Teams Mike Hoover - Chairman, CEO 15 years experience Nancy Ham - President, COO 10 years experience Gregg Eisenhauer - EVP, CFO 10 years experience Tim Tolan, EVP 21 years experience 4 other experienced SVPs Phil Dingle - Chairman and CEO 7 years experience Jeffrey Markle - President, COO 33 years experience Rob Martin - SVP 20 years experience David Reilly - EVP 23 years experience

The Merger

Major Merger Terms Value and Consideration $99.2 million Enterprise Value $57.6 million Equity Value $41.6 million Net Debt (as of 9/30/03) $18.0 million debt to be repaid; $26.5 million to be assumed $2.9 million cash on balance sheet Multiples Enterprise Value 3.1 x last twelve months revenue of $32.3 million 9.4 x last twelve months EBITDA of $10.6 million Equity Value 14.5 x last twelve months net income of $4 million Timeline to close Proxy filing December 8, 2003 Mailing targeted prior to February 12, 2004 Closing March 2004 subject to shareholder and regulatory approval

Acquisition Rationale Comprehensive and innovative end-to-end solution that routes and re-prices claims from any network or provider organization Provides rapid implementation of new cost containment service to ProxyMed's existing 450+ payers, including MedUnite founders Builds on successful transaction processing business with new high value transactions - increased revenue per transaction Proven industry leading cost containment technology platform Proven successful partnership focusing on top tier payer opportunities Cost synergy opportunity based on operational consolidation Increases public profile in sector

Financial Performance Run Rate Combined Financial Performance - No Synergies Based on Q3 reported results, combined revenue run rate of $26.1 million per quarter Annualized revenue run rate of $104.4 million Based on Q3 reported results, combined EBITDA run rate of $4.5 million per quarter (before pro-forma adjustments) Annualized EBITDA run rate of $18.0 million Potential expense synergy opportunities of more than one million Public company expenses Duplicative corporate overhead Operational overhead 2004 guidance for ProxyMed and its expected results for PlanVista will be provided in January 2004

Beyond EDI

Growth Strategy

- **New revenue model**
  - "Percentage of Savings" model on actual payer savings
  - Additional claims transactions
  - All NPPN transactions routed through ProxyMed
- **Transactional growth**
  - Adds to ProxyMed's 200 million claims annually
  - Leverage ProxyMed's 450 direct payer relationships
- **Cross-selling full suite of payer products**
  - Claims
  - Claims repricing
  - NPPN Network Management
  - FirstProxy ERA-EFT
  - Real time eligibility, claims status

ProxyMed PlanVista solutions

December 2003 - Slide 12

Multi-Distribution Out-of-Network Claim Workflow Model Providers Payer Provider-Paper Claims Out of Network Claims In Network Claims Eligibility Eligibility ProxyMed Only EDI Claims Submission Repriced PPO or negotiated Claims Out of Network Claims Provider-Paper Claims

ProxyMed Financial Overview

Financial Overview Historical Financial and Clinical Transactions Processed - Annualized run rate of 225 million transactions - 1st Qtr 2nd Qtr 3rd Qtr 4th Qtr East 20.4 27.4 90 20.4 West 30.6 38.6 34.6 31.6 North 45.9 46.9 45 43.9 Q1 01 Q2 01 Q3 01 Q4 01 Q1 02 Q2 02 Q3 02 Q4 02 Q1 03 Q2 03 Q3 03 Total Trx 16033681 21855739 23598636 26469224 26422342 28453641 29189242 30106320 56479300 55983100 56083300

Financial Overview Revenues/EBITDA (in millions) 1999 2000 2001* 2002 2003E** Revenues 29 33.4 43.2 50.2 72 EBITDA -6.6 -3.7 2.5 4 3.15

Financial Overview Capital Structure (in Common Shares)

Summary Highly strategic transaction for both organizations Based on Q3 reported results, creates an entity with: Over $104 million in run rate revenue Over $18 million in run rate EBITDA Tremendous cross selling opportunities New value added payer services Changing the competitive dynamic in healthcare transaction processing 2004 guidance for ProxyMed and its expected results for PlanVista will be provided in January 2004

Additional Information And Where To Find It

ProxyMed intends to file a registration statement on Form S-4 in connection with the transaction, and ProxyMed and PlanVista intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of ProxyMed are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about ProxyMed, PlanVista and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by ProxyMed, including the joint proxy statement/prospectus by contacting ProxyMed Investor Relations, 2555 Davie Road, Suite 110, Ft. Lauderdale, FL 33317, (954) 473-1001, or by accessing ProxyMed’s website at www.proxymed.com.

ProxyMed and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of ProxyMed and PlanVista in favor of the transaction. Information regarding the interests of ProxyMed’s officers and directors in the transaction will be included in the joint proxy statement/prospectus.

In addition to the registration statement on Form S-4 to be filed by ProxyMed in connection with the transaction, and the joint proxy statement/prospectus to be mailed to the stockholders of ProxyMed and PlanVista in connection with the transaction, each of ProxyMed and PlanVista file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by ProxyMed and PlanVista with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from ProxyMed at their website www.proxymed.com or PlanVista at their website at www.planvista.com.

Forward Looking Statements

ProxyMed cautions that forward-looking statements contained in this document are based on current plans and expectations, and that a number of factors could cause the actual results to differ materially from the guidance given at this time. Some of these factors are described in the Safe Harbor statement below.

Except for the historical information contained herein, the matters discussed in this document may constitute forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. These statements include those concerning the consummation of the acquisition and, if consummated, its potential benefits and effects, including but not limited to any expectations as to profitability of the combined company. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. While these statements reflect our current judgment, they are subject to risks and uncertainties. Actual results may differ significantly from projected results due to a number of factors, including, the soundness of ProxyMed’s business strategies relative to the perceived market opportunities; ProxyMed’s ability to consummate the proposed merger with PlanVista and related transactions, ProxyMed’s ability to integrate the operations of PlanVista and MedUnite into its existing operations, ProxyMed’s ability to identify suitable future acquisition candidates; ProxyMed’s ability to successfully integrate any future acquisitions; ProxyMed’s ability to successfully develop, market, sell, cross-sell, install and upgrade its clinical and financial transaction services and applications to current and new physicians, payers, medical laboratories and pharmacies; ProxyMed’s ability to compete effectively on price and support services; ProxyMed’s assessment of the healthcare industry’s need, desire and ability to become technology efficient; and ProxyMed’s ability and that of its business associates to comply with various government rules regarding healthcare and patient privacy. For further cautions about the risks of investing in ProxyMed, we refer you to the documents ProxyMed files from time to time with the Securities and Exchange Commission, particularly ProxyMed’s Form 10-K for the year ended December 31, 2002, and the registration statement relating to the acquisition of PlanVista to be filed subsequently.

In this regard, investors are cautioned that the acquisition may not be consummated on the terms proposed or at all, and, if consummated, the combined companies will be subject to numerous risks and uncertainties, including, but not limited to, the risks inherent in acquisitions of technologies and businesses, including the integration of separate workforces, the timing and successful completion of technology and product development through production readiness, integration of such technologies and businesses into the combined company, unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, and other factors.

ProxyMed assumes no obligation to update information contained in this document, including for example guidance regarding future performance, which represents the companies’ expectations only as of the date of this release and should not be viewed as a statement about the companies’ expectations after such date. Although this release may remain available on the ProxyMed’s website or elsewhere, its continued availability does not indicate that the companies are reaffirming or confirming any of the information contained herein.